Thought you might like to know that our public mutual fund, the TANAKA Growth Fund (TGFRX), was recently awarded 5-stars by Morningstar[1] for the 3 years through 5/31/15 in the Mid-Cap Growth category.

The Fund was also ranked #1 by Lipper[2] out of 591 Multi-cap Growth mutual funds, year-to-date through May 2015.

Recently on CNBC we briefly discussed our outlook and favorite holdings. The Power Lunch clip can be viewed at:

http://video.cnbc.com/gallery/?video=3000388696

Best,

Graham Tanaka, CFA
Tanaka Capital Mgmt and The TANAKA Growth Fund

The Fund's prospectus contains important information about the Fund's investment objectives, potential risks, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-877-482-6252. The Fund's past performance does not guarantee future results. The investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

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[1] For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variations in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) The Overall Morningstar Rating for a fund is derived from a weighted average of the performance figures associated with its three-, five-, and ten-year (if applicable)

Morningstar Rating metrics. The Fund was rated against the following numbers of Mid-Cap Growth funds over the following time periods: 662 funds in the last three years, 591 funds in the last five years, and 449 in the last ten years. With respect to these Mid-Cap Growth funds, The Fund received a Morningstar Rating of 5 stars for the three-year period, 1 star for the five-year period, and 1 star for the ten-year period. Past performance is no guarantee of future results.

[2] Lipper Inc. - A Reuters Company, is a nationally recognized organization that ranks the performance of mutual funds within a universe of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested.